Exhibit 13.1

CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-14(b)) OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350), PROMULGATED UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Telkom SA Limited (the "Company") on Form 20-F for the year ending March 31, 2003 (the "Report"), we, Sizwe Nxasana, Chief Executive Officer of the Company, and Anthony Lewis, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 1, 2003   By: _/s/ Sizwe Nxasana_____
                                                 Sizwe Nxasana
                                                 Chief Executive Officer
                                                 (principal executive officer)

Date: August 1, 2003   By: _/s/ Anthony Lewis_____
                                                 Anthony Lewis
                                                 Chief Financial Officer
                                                 (principal financial officer)